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                                                                       Exhibit B

The securities represented by this certificate are subject to a certain stock purchase agreement dated as of January 11, 2001 among the Company and certain of its shareholders. Notice of such agreement is hereby given; a copy of it is on file at the principal office of the Company.

The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "ACT"), or the securities laws of any state and may not be sold or otherwise disposed of except pursuant to an effective registration statement under the Act and applicable state securities laws or pursuant to an applicable exemption from the registration requirements of the Act and such laws.

The holder, as well as its designees and transferees, in accordance with the above (i) shall not sell the securities represented by this certificate during the twelve month period immediately following January 11, 2001, (ii) shall not sell more than twenty-five percent (25%) of the shares originally issued to the holder during each of the second and third twelve month periods following January 11, 2001 and (iii) shall not sell more than fifty percent (50%) of the shares originally issued to the holder during each of the fourth or fifth twelve month periods following January 11, 2001 and provided that the holder of such shares may transfer such shares to the holder's spouse, any immediate descendants of the transferor or any trust for the exclusive benefit of any of the foregoing; and provided further that such holder shall provide the company with prior written notice of any such transfer.